EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	March 30, 2023

Eldorado Gold Provides Update on Results from Ormaque Step-out Drilling and Overview of 2023 Global Exploration Programs

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado Gold”, the “Company” or “We”) is pleased to provide new results from step-out drilling at the Ormaque deposit in Quebec. The company is also providing an overview of the 2023 global exploration program which includes approximately 190,000 metres of discovery and resource expansion drilling and over 55,000 metres of resource conversion drilling focused mainly in Quebec and Turkiye.

Ormaque Drilling Highlights

Since our most recent resource update at the Ormaque deposit, announced in February 2022 and published in the Lamaque Technical Report on March 31, 2022, we have completed over 31,000 metres of resource expansion drilling and over 21,000 metres of resource conversion drilling. Assay results received since our October 2022 exploration news update include numerous high-grade intercepts to the east of, and below the current resource area, some representing extensions to known mineralized zones and some related to newly identified mineralized zones. Notable intercepts include:

•	2.8 metres at 14.86 g/t gold and 2.5 metres at 20.47 g/t gold (27.52 g/t gold uncapped) in drillhole FOR-22-031, representing step-out intercepts approximately 200 metres east of the current resource;
•	1.2 metres at 22.31 g/t gold and 1.6 metres at 26.86 g/t gold (54.01 g/t gold uncapped) in drillhole LS-22-089, representing step-out intercepts approximately 40 metres east of the current resource;
•	3.5 metres at 10.48 g/t gold in drillhole LS-20-024, representing a new zone approximately 125 metres below the current resource; and
•	1.75 metres at 39.37 g/t gold in drillhole LS-22-090, representing a new zone approximately 150 metres below the current resource.

“Eldorado Gold is committed to investing in organic growth opportunities through brownfields exploration surrounding our current operations, and funding greenfield exploration initiatives to strategically expand our global footprint,” said George Burns, President and CEO of Eldorado Gold. “In Eastern Canada, we have added over 3.2 million inferred resource ounces since our acquisition of Integra Resources in 2017, at a discovery cost of less than $18 per ounce. The new results at Ormaque continue to demonstrate the potential to increase resources, supporting future development plans beyond the Triangle deposit.”

“In Turkiye, the team at Efemcukuru is focused on resource conversion at the Kokarpinar and Bati vein systems and adding new resources in the nearby West Vein system. In Greece, our teams are shifting focus to supporting operational readiness at Skouries, and we expect to ramp up our brownfields exploration activities as we progress through the project build and near commercial production.”

* Tables of intercepts from the drilling referenced in this release are included in Appendix 1 and associated drillhole collar coordinates and orientations are listed in Appendix 2. Gold grades for drillhole intervals at the Ormaque deposit listed in this release are capped at 70 g/t gold. Drillhole intercepts are drillhole lengths; where sufficient geological control exists, estimated true thicknesses of mineralized zones are listed in Appendix 1.

Interactive VRIFY 3D Model

To view an interactive 3D model that includes the results announced today use the following link or visit Eldorado Gold's website:

https://vrify.com/decks/12959?auth=f8e46e53-a2c6-45ec-963e-ed217dcd726a

Quebec Exploration Results

Ormaque Deposit

Since the resource update at the Ormaque deposit, as announced in February 2022, the Company has completed over 31,000 metres of resource expansion drilling. This drilling has targeted lateral extensions to the known ore lenses east of the current resource area, and has tested for new mineralized zones at depth.  Significant intercepts received since the last exploration update in October 2022 are included in Appendix 1, while Appendix 2 and Figure 1 provide information on locations and orientations of new drillholes. The latest drill results have identified lateral extensions to the Ormaque deposit well outside the current resource model as well as new zones at depth. Lateral extensions include new intercepts to the east, southeast, and south, most notably:

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2.8 metres at 14.86 g/t gold, 2.5 metres at 20.47 g/t gold (27.52 g/t gold uncapped), and 9.15 metres at 6.20 g/t gold (9.03 g/t gold uncapped) in drillhole FOR-22-031, approximately 200 metres east of the current resource; and

•	1.2 metres at 22.31 g/t gold and 1.6 metres at 26.86 g/t gold (54.01 g/t gold uncapped) in drillhole LS-22-089, approximately 40 metres east of the current resource.

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Figure 1: Geological map of the Ormaque deposit area, showing surface projection of mineralized zones (pink shaded area), collar locations and surface traces of new drillholes presented in this news release

Preliminary drilling has tested below parts of the deposit to a depth of 850 metres, or approximately 300 metres below the current resource. Despite still being sparsely drilled, numerous intercepts have been identified in this lower area below the current resource model, including:

•	5.4 metres at 14.31 g/t gold in drillhole LS-22-090W01, approximately 20 metres below the current resource;
•	3.5 metres at 10.48 g/t gold in drillhole LS-20-024, approximately 125 metres below the current resource;
•	1.75 metres at 39.37 g/t gold in drillhole LS-22-090, approximately 150 metres below the current resource;
•	4.95 metres at 7.23 g/t gold in drillhole LS-22-091, approximately 120 metres below the current resource; and
•	2.1 metres at 29.27 g/t gold and 3.0 metres at 14.72 g/t gold in drillhole LS-22-091W01, approximately 45 metres and 120 metres below the current resource respectively.

In 2022 and year-to-date 2023, 20,859 metres of resource conversion drilling have been completed at the Ormaque deposit.

Eldorado Gold’s 2023 Mineral Reserve and Mineral Resource (“MRMR”) update, scheduled for the fourth quarter of this year, will incorporate results of both the resource expansion and resource conversion drilling programs completed in the first half of 2023.

2023 Exploration Outlook

Eldorado Gold’s exploration activities in 2023 are focused on the regions in which we operate: Canada, Turkiye and Greece, and include a range of brownfield and greenfield projects and project generation initiatives. As per the guidance news release published in February 2023, the global exploration expenditures planned for 2023 are $35 million to $41 million and include approximately 190,000 metres of pre-resource stage and resource expansion drilling and over 55,000 metres of resource conversion drilling. Approximately 26% relates to capitalized programs and the remaining 74% to expensed programs. Included in this total are $7 to $10 million of non-sustaining exploration expenditures classified as growth capital.

Eastern Canada

Triangle Mine

The recent development of the 650-level exploration drift at the Triangle Mine provides access to deeper platforms for resource expansion and resource conversion drilling of the lower Triangle deposit. Approximately 17,600 metres of resource conversion drilling is planned for 2023, mainly targeting areas of inferred resources in the C7 zone but also extending locally to test more sparsely drilled areas of deeper mineralized zones. There are also approximately 13,000 metres of underground exploration drilling planned from platforms along the Sigma-Triangle decline, testing multiple conceptual targets and step-outs from previous high-grade drill intercepts.

Ormaque Deposit

The 2023 exploration program at Ormaque will include approximately 27,000 metres of underground resource conversion drilling within existing inferred resources, and approximately 10,000 metres of surface drilling testing step-outs to the east of and below the known deposit. Conversion drilling during the year will test the upper two-thirds of the deposit (down to lens E100) with piercing points spaced at 25 metres or less.

Sigma-Lamaque and Bourlamaque Brownfields Exploration

Eldorado Gold is advancing multiple early- to advanced-stage exploration projects in the Val-d’Or district that provide opportunities for brownfield resource growth proximal to the Sigma mill (Figure 2). Over 45,000 metres of drilling are planned on targets that include:

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•	Parallel deposit extensions: Approximately 5,000 metres of drilling will test for the extension of the historically mined Vein #13 at the Lamaque Mine into the Parallel deposit area.
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Herbin: Approximately 10,000 metres of drilling will test several target areas adjacent to the previously mined deposits at the Lac Herbin, Ferderber and Dumont mines, which cumulatively produced approximately 1.1 million ounces of gold at a grade of 6.1 g/t gold from shear hosted quartz-carbonate-tourmaline veins that cut the Bourlamaque batholith.

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Sigma-Lamaque early-stage targets: Approximately 12,000 metres of early-stage drilling are planned for the Vein #13, Sector Nord, and Audet North and South targets, along with fieldwork and analysis of historical mining and exploration data directed towards new target definition.

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Bourlamaque early-stage targets: 12,000 metres of drilling will test various early-stage targets mainly within the Bourlamaque Batholith which have been defined by a combination of historical drilling results, geophysical anomalies, till geochemistry, and geological mapping. The drilling will target high-grade vein systems similar in geological setting and mineralization style to those historically mined at the Beaufor mine and the mines in the Herbin area.

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Bruell: The Bruell property, located 40 kilometres east of Val-d’Or, is being explored under an option agreement with owner Sparton Resources. Approximately 7,000 metres of drilling are planned in 2023 to follow up on positive results from the 2022 program and to test new targets.

Figure 2: Geological map showing the locations of the Brownfields projects on the Lamaque property

Eastern Canada Greenfields Exploration

Eldorado Gold’s greenfields exploration in Canada is currently focused on target areas within the greater Abitibi region that offer opportunities outside of the Lamaque projects. The Company’s current greenfields portfolio includes the Montgolfier project, comprising a 347 square kilometre license package along the Harricana-Turgeon greenstone belt to the east of the Casa Berardi mine, and a group of licenses in the Kirkland Lake belt currently being explored under an option agreement with the license holder Val-d’Or Mining Corp.  At Montgolfier, a 5,000-metre diamond drilling program is currently underway, testing for the bedrock source of highly anomalous gold-in-till anomalies identified in a previous sonic drilling program. The Kirkland Lake licenses are at the target definition stage, and fieldwork including soil sampling, outcrop stripping and sampling, and geological mapping is planned for the 2023 season.

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Turkiye

2023 exploration in Turkiye is focused on resource expansion and resource conversion drilling at Efemcukuru and advancing several early-stage greenfields projects in highly prospective priority regions throughout Turkiye.

Efemcukuru

A 10,000-metre resource conversion drilling program is currently underway at the Kokarpinar South vein system. Results from this drilling, and the resource conversion drilling at the Bati vein system during late 2022, will be included in the MRMR update in the fourth quarter of 2023. The drilling focus for the second half of 2023 will be on the West Vein system, which has a mapped cumulative strike length of over three kilometres distributed over the Volkan, Huseyinburnu, Dedabag, and Muhtar veins. Approximately 43,000 metres of drilling are planned, testing multiple previously undrilled targets with high-grade surface samples.

Greenfields Projects

Eldorado Gold continues to explore regions of Turkiye that offer strong exploration potential and attractive social and political environments for resource exploration and development. Current programs are focused on the Artvin/Hod Maden and Aydogantepe areas, the Izmir-Ankara Suture Zone, and the Central Anatolian Crystalline Complex (“CACC”). Project generation activities and early-stage project work within the CACC are being conducted with a Turkish joint venture partner. Approximately 14,000 metres of drilling are planned for 2023 to test early-stage targets at the Hod Maden North, Atalan, Demirkoy, and Ozan projects.

Qualified Persons

Dr. Peter Lewis P.Geo., Eldorado Gold’s Vice President, Exploration, is the qualified person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and is responsible for and has verified and approved the scientific and technical disclosure contained in this press release for projects in Turkiye. Jacques Simoneau P.Geo., a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101, and is responsible for and has verified and approved the scientific and technical disclosure contained in this press release for the Quebec projects. Eldorado Gold operates its exploration programs according to industry best practices and employs rigorous quality assurance and quality control procedures. All results are based on half-core samples of diamond drill core. Drill core samples for the Ormaque deposit step-out drilling were prepared and analyzed at Bourlamaque Laboratories in Val d’Or, Quebec. All gold assays are based on fire assay analysis of a 30 gm charge, followed by an atomic adsorption finish. Samples with gold grades above 5.0 g/t were re-assayed and completed with a gravimetric finish. Certified standard reference materials, field duplicates and blank samples were inserted regularly and were closely monitored to ensure the quality of the data.

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About Eldorado Gold

Eldorado Gold is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada, and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado Gold's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations

Philip Yee, EVP and Chief Financial Officer

604.687 4018 or 1.888.353.8166

philip.yee@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs

604.757 5573 or 1.888.353.8166

louise.mcmahon@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, “continue”, “commitment”, “confident”, “estimates”, “expects”, “focus”, “forecasts”, “future”, “guidance”, “intends”, “opportunity”, “outlook”, “plans”, “possible”, “potential”, “projected”, “prospective”, “schedule”, “target” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.

Forward-looking statements or information contained in this press release include, but are not limited to, statements or information with respect to: growth opportunities; exploration outlook, timing and targets; risk factors affecting our business; our expectations as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: production and cost expectations; the total funding required to complete Skouries; our ability to meet our timing objectives for drawdown of the Skouries project financing facility (the “Facility”); our ability to execute our plans relating to Skouries, including the timing thereof; our ability to obtain all required approvals and permits; cost estimates in respect of Skouries; no changes in input costs, exchange rates, development and gold; the geopolitical, economic, permitting and legal climate that we operate in, including at Skouries; how the worldwide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction, improvements and exploration; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this press release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

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Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the outcome of planned technical studies, production and exploration, development, optimization and expansion plans at the Company’s projects; possible variations in ore grade or recovery rates; changes in mineral resources and mineral reserves; costs and timing of the development of new deposits; success of exploration activities; increases in financing costs or adverse changes to the Facility; failure or delays to receive necessary approvals or otherwise satisfy the conditions to the drawdown of the Facility; the proceeds of the Facility not being available to the Company or Hellas Gold Single Member S.A.; ability to execute on plans relating to Skouries, including the timing thereof, ability to achieve the social impacts and benefits contemplated; ability to meet production, expenditure and cost guidance; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; timing and cost of construction, and the associated benefits; ability to achieve expected benefits from improvements, recoveries of gold and other metals; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of our shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of our properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, as well as those risk factors discussed in the sections titled "Managing Risk" in our Management's Discussion and Analysis for the three and twelve months ended December 31, 2022 and in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

The potential quantity and grade of mineralization described herein is conceptual in nature as there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in targets being delineated as a mineral resource.

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Appendix 1: Table of Assay Results

Table 1: Summary of resource expansion drillhole assay results from the Ormaque Deposit. Intercepts are only reported for those intervals above a 10 gram x metre cut-off. Drillhole collar locations, collar orientations, and total lengths are listed in Appendix 2.

Drillhole	From (m)	To (m)	Interval	True thickness	Au (g/t)	Au capped at 70 g/t	Zone / Location
FOR-22-030	580.7	582.4	1.7		11.99		Step-out intercept, 310m SE of current resource
	599.55	607.2	7.65		3.54		Step-out intercept, 320m SE of current resource
	685.5	689.3	3.8		8.50		Step-out intercept, 360m SE of current resource
FOR-22-031	37.6	40.4	2.8	2.76	14.86		Step-out intercepts, 220m east of current resource
	61.8	70.95	9.15	9.03	6.20
	72.5	75.7	3.2	3.08	9.12
	95.25	96.75	1.5		10.96
	339.5	342	2.5		27.52	20.47	Step-out intercept, 190m east of current resource
LS-19-009_R	665	665.5	0.5		20.66		Intercept 25m above E210
	709.5	712	2.5		16.93		Intercept 20m below E220
LS-20-024	833.9	835.6	1.7		9.61		Deep intercepts, 80-160m below current resource
	872.7	873.4	0.7		17.60
	880.3	883.8	3.5		10.48
	902	903.5	1.5		27.98
LS-21-077	131.4	132.9	1.5		11.70		Step-out intercept, 230m north of current resource
	240.5	243.2	2.7		6.28		Step-out intercept, 170m north of current resource
LS-22-088	844.15	849.65	5.5		4.79		Deep intercept, 400m below current resource
LS-22-089	173	174.2	1.2		22.31		Step-out intercepts, 40m east of current resource
	389.2	390.8	1.6		54.01	26.86
	401.1	402.7	1.6		7.88
	411.7	413	1.3		14.85
	430.5	436	5.5		4.19
LS-22-090	230.6	231.1	0.5	0.47	26.36		Step-out intercept on E030, 35m south of current resource
	325.85	327.8	1.95	1.85	5.20		New lens E085, 20m above E090
	382.5	383	0.5	0.47	61.19		Intercept 10m below E110
	417.6	418.65	1.05		27.16		Intercept 10m above E130
	455.7	456.7	1	0.95	24.25		New lens E145, 10m below E140
	782.35	784.1	1.75		39.37		Deep intercept, 150m below current resource
	876.4	878.5	2.1		5.41		Deep intercept, 250m below current resource
LS-22-090W01	377	377.75	0.75	0.7	14.46		Step-out intercept on E110, 10m south current resource
	657	662.4	5.4	4.82	16.77	14.31	New lens E235, 20m below current resource
	771	771.5	0.5		67.65		Intercept 120m below current resource
LS-22-091	435.5	437	1.5		89.76	47.24	Intercept 15m above E130
	454	454.7	0.7	0.64	47.34		New lens E135, 12m below E130
	487.5	488	0.5		23.57		Intercept 15m above E150
	516.3	516.8	0.5	0.45	29.62		New lens E165, 10m below E160
	655.2	657.2	2		62.84	35.13	Intercept 15m below E220
	691.9	693	1.1	0.95	33.40		New lens E235, 25m below current resource
	709.35	711.15	1.8		76.30	33.33	Intercept 40m below current resource
	716.95	722.15	5.2		4.07		Intercept 45m below current resource
	794.7	799.65	4.95		7.23		Intercept 120m below current resource
	825.2	828.4	3.2		3.44		Intercept 150m below current resource
LS-22-091W01	686.5	688	1.5	1.29	35.89		New lens E235, 25m below current resource
	705.75	707	1.25		18.11		Intercept 40m below current resource
	715	717.1	2.1		29.49	29.27	Intercept 45m below current resource
	789	792	3.0		16.38	14.72	Intercepts 120m below current resource
	794.75	795.25	0.5		43.71
LS-22-092	788.5	793	4.5		2.40		Intercept 115m below current resource
	811	811.5	0.5		33.21		Intercept 130m below current resource
LS-22-093A	795	796.1	1.1		20.55		Intercept 125m below current resource
LS-22-094	213.5	214	0.5	0.46	33.27		Step-out intercept on E030, 100m south of current resource
	381.9	383.9	2	1.81	6.68		Intercept 5 m below E110
	387.7	388.7	1		12.56		Intercept 15m above E120
	412.7	413.2	0.5	0.44	49.38		Step-out intercept on E130, 40m S-E of current resource
	422.2	425.3	3.1	2.82	18.13	13.93	Step-out intercept on E133, 30m S-E of current resource
	551.7	552.7	1		15.95		Intercept 50m above E180
LS-22-093, LS-22-093AM01	No significant intercepts

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Appendix 2: Collar locations

Table 1: Summary of drillhole collar locations and collar orientations and total lengths from the Ormaque Deposit listed in this news release. Assay results are listed in Appendix 1.

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (m)
FOR-22-030	296078	5330212	317	184	-80	705.80
FOR-22-031	296078	5330212	317	4	-79	629.40
LS-19-009_R	295726	5329967	324	359	-59	948.75
LS-20-024	295724	5329922	323	357	-60	1004.82
LS-21-077	295654	5330616	318	185	-57	489.05
LS-22-088	296175	5330718	326	175	-82	1334.20
LS-22-089	295976	5329982	324	346	-68	620.04
LS-22-090	295837	5330050	324	359	-66	938.22
LS-22-090W01	295837	5330050	324	359	-66	981.05
LS-22-091	295653	5330050	324	5	-62	1027.25
LS-22-091W01	295653	5330050	324	5	-62	1045.10
LS-22-092	295974	5329987	324	350	-62	985.55
LS-22-093	295533	5330084	325	350	-70	111.94
LS-22-093A	295533	5330084	325	355	-68	1005.20
LS-22-093AM01	295533	5330084	325	355	-68	1448.90
LS-22-094	295887	5330066	324	5	-78	1034.27

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